Exhibit 99.4

SETTLEMENT AGREEMENT

THIS AGREEMENT dated this 5th day of September, 2012 (this "Agreement"), is by and among each of the persons and entities listed on Schedule A hereto (collectively, the "MISV Group", and individually, a "member" of the MISV Group) and MAG Silver Corp. (the "Company").

WHEREAS the MISV Group has (i) filed a Schedule 13D with the United States Securities and Exchange Commission, most recently amended as of June 28, 2012, relating to its beneficial ownership of common shares of the Company, (ii) communicated on several occasions its desire for the Company to pursue certain alternative strategic initiatives, and (iii) informed the Company that it intends to solicit proxies for the election of its own slate of nominees for election to the Company’s board of directors (the "Board") at the 2012 annual general and special meeting of shareholders of the Company to be held on October 5, 2012 (the "2012 Annual Meeting");

AND WHEREAS the Company and the MISV Group have agreed that it is in their mutual interests to enter into this Agreement to terminate the pending proxy contest and to set forth, among other things, the parties’ mutual understanding relating to the 2012 Annual Meeting and the other matters contemplated herein;

NOW THEREFORE in consideration of the respective representations, warranties, covenants, agreements and conditions hereinafter set forth and for other good and valuable consideration (the receipt and sufficiency of which are acknowledged by each party hereto), the parties hereto agree as follows:

1.	Defined Terms.

For the purposes of this Agreement, unless the context otherwise requires, the following terms shall have the respective meanings set out below and grammatical variations of such terms shall have corresponding meanings:

(a)
"Affiliate" of a Person means, as at the date relevant for determination, a Person that directly, or indirectly though one or more intermediaries, controls or is controlled by, or is under common control with, or manages or is managed by, such Person.  For the purposes of this definition, "control" means, as to any Person, the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract, or otherwise, and the term "controlled" has a correlative meaning.

(b)	"Person" shall mean any individual, partnership, corporation, company, group, syndicate, trust, partnership or other entity.

2.	Board Composition; 2012 Annual Meeting.

(a) The directors of the Board shall remain unchanged prior to the 2012 Annual Meeting.

(b) The Company shall present a slate of nine (9) director nominees to the 2012 Annual Meeting, constituted as set forth in Section 2(c).

(c) The Company shall take any and all steps necessary and advisable to (i) nominate each of Daniel T. MacInnis, Eric H. Carlson, Richard M. Colterjohn, Dr. Peter K. Megaw, Jonathan A. Rubenstein, Derek C. White and Frank Hallam (collectively, the "Continuing Nominees") along with Peter Barnes and Richard Clark (the "MISV Nominees" and, together with the Continuing Nominees, the "Nominees"), as a director of the Company, in each case with a term expiring at the Company's 2013 annual meeting of shareholders (the "2013 Annual Meeting"); (ii) recommend, support and solicit proxies for the election of the Nominees at the 2012 Annual Meeting; and (iii) cause all proxies received by the Company to be voted in the manner specified by such proxies.

(d) Provided that the MISV Group has supplied the Company with all information regarding the MISV Nominees reasonably required under applicable corporate and securities laws and the rules of the Toronto Stock Exchange and the NYSE MKT exchange by no later than 9:00 a.m. (Toronto time) on September 7, 2012, the Company shall not adjourn or postpone the 2012 Annual Meeting unless the Board acting in good faith and in the exercise of its fiduciary duty, determines that such adjournment or postponement is reasonably necessary and obtains the prior written consent of the MISV Group, which consent shall not be unreasonably withheld or delayed.

(e) The Company agrees that if either of the MISV Nominees is unable or unwilling to serve as a director, resigns as a director, or is removed as a director prior to the 2013 Annual Meeting, and at such time Mason Hill Advisors LLC, Equinox Asset Management LLC, Equinox Partners, L.P., Mason Hill Partners, LP, Equinox Illiquid General Partner, LP, Equinox Illiquid Fund, LP and Sean M. Fieler (together, the “Mason Hill Entities”) beneficially own, in the aggregate, at least 70% of the common shares of the Company they own collectively as of the date hereof, the Mason Hill Entities shall be entitled to nominate a substitute individual acceptable to the Board, acting reasonably, to serve on the Board in place of each such MISV Nominee that is so unable or unwilling to act or has been removed.  In the event the Board, acting reasonably, does not accept a substitute individual recommended by the Mason Hill Entities, the Mason Hill Entities will have the right to recommend additional substitute individual(s) for consideration by the Board.   Upon the acceptance of a replacement director nominee by the Board, the Board will appoint such replacement director to the Board no later than five (5) business days after the Board accepts such replacement director.

(f) The Company agrees that the size of the Board shall not be increased to more than nine (9) directors prior to the termination of this Agreement.

(g) The Company agrees that the only matters that may be presented by the Company for consideration at the 2012 Annual Meeting are (i) the election of directors, (ii) the appointment of the Company’s independent registered public accounting firm, and (iii) the approval of the advance notice policy adopted on August 23, 2012.

3.	2013 Annual Meeting

(a) The Company shall present a slate of not more than nine (9) nominees for the Board to the 2013 Annual Meeting, constituted in part as set forth in Section 3(b).

(b) The Company shall nominate the MISV Nominees as part of such slate, provided that if either of the MISV Nominees is unable or unwilling to continue as a director of the Company and at such time the Mason Hill Entities beneficially own, in the aggregate, at least 70% of the common shares of the Company they own collectively as of the date hereof, the Mason Hill Entities shall be entitled to nominate a substitute individual acceptable to the Board, acting reasonably, to serve on the Board in place of each such MISV Nominee that is so unable or unwilling to act.  In the event the Board, acting reasonably, does not accept a substitute individual recommended by the Mason Hill Entities, the Mason Hill Entities will have the right to recommend additional substitute individual(s) for consideration by the Board.  For the avoidance of doubt, any reference in this Agreement to the “MISV Nominee” shall include any replacement nominee selected in accordance with the provisions of Section 2(e) above and this clause (b).

(c) The Company shall recommend, support and solicit proxies for the election of the slate presented in accordance with this Section 3 and cause all proxies received by the Company to be voted in the manner specified by such proxies.

4.	Announcement and Public Disclosures.

(a) As soon as practicable following the execution and delivery of this Agreement, the Company and the MISV Group shall issue the joint press release attached hereto as Schedule C (the "Press Release").

(b) None of the parties hereto shall (i) make any public statements (including in any filing with the Canadian or United States securities regulators or any other regulatory or governmental agency, including any stock exchange) that are inconsistent with, or otherwise contrary to, the statements in the Press Release issued pursuant to this Section 4; or (ii) except as required by applicable law or the rules of any stock exchange, issue or cause the publication of any press release or other public announcement with respect to the matters that are the subject of this Agreement, without the prior written consent of the parties hereto.  The parties acknowledge that the Company will file a copy of this Agreement on SEDAR and EDGAR and the MISV Group will file a copy of this Agreement with a Schedule 13D amendment on EDGAR.

5.	Expenses

(a) The Company shall reimburse the MISV Group, to a maximum of US$200,000 in the aggregate, for all expenses incurred by the MISV Group up to the date of this Agreement in respect of the subject matter hereof, together with all expenses relating to any filings required by applicable laws relating to the Schedule 13D ("Expenses") within 14 days following receipt by the MISV Group of reasonable documentation of those Expenses.

(b) For the purposes of this Section 5, Expenses are limited to out-of-pocket costs and expenses, including the fees of external advisors and the disbursements of the MISV Group and their external advisors, incurred in connection with:

(i)	the activities of the MISV Group in furtherance of seeking representation on the Board; and

(ii)	the negotiation and execution of this Agreement.

(c) Except as expressly provided in this Section 5, each of the parties hereto shall be solely responsible for its costs and expenses.

6.	Proxy Solicitation; Voting.

(a) From the date hereof, each member of the MISV Group shall immediately cease and shall cause all of their respective Affiliates immediately to cease, any and all efforts with respect to soliciting proxies from the Company's shareholders or otherwise attempting to influence the conduct of the Company's shareholders or the voting of any of the Company's voting securities in connection with the 2012 Annual Meeting.

(b) Each member of the MISV Group shall, and shall cause each of its Affiliates to, subject to the compliance by the Company of Sections 2 and 3 hereof:

(i)
complete and cause the management forms of proxy in respect of all voting securities of the Company that it is entitled to vote at the 2012 Annual Meeting other than the common shares of the Company issued to members of the MISV Group pursuant to the private placement completed on September 5, 2012 to be validly executed and delivered to management of the Company no later than 5:00 p.m. (Toronto time) on October 1, 2012 to be voted in favour of the election of each of the Nominees at the 2012 Annual Meeting and in favour of approval of the advance notice policy adopted on August 23, 2012, and to not withdraw such forms of proxy; and

(ii)
complete and cause the management forms of proxy in respect of all voting securities of the Company that it is entitled to vote at the 2013 Annual Meeting other than the common shares of the Company issued to members of the MISV Group pursuant to the private placement completed on September 5, 2012 to be validly executed and delivered to management of the Company no later than 24 hours prior to the proxy cut-off for the 2013 Annual Meeting to be voted in favour of the election of each of the nominees to the Board proposed by management for election in accordance with the provisions hereof as well as the renewal of the Company’s Shareholder Rights Plan in its current form at the 2013 Annual Meeting, and to not withdraw those forms of proxy; and

(iii)
to otherwise take any and all steps required to effectively vote all of its voting securities of the Company beneficially owned or over which it has voting power at the relevant record date in favour of the election of the Nominees for the 2012 Annual Meeting and in favour of the election of the nominees to the Board proposed by management for the 2013 Annual Meeting.

7.	Standstill Restrictions.

Without the prior written consent of the Company, no member of the MISV Group shall, and each member of the MISV Group shall cause its Affiliates and each of its respective directors, officers, employees, agents or other Persons acting on behalf of any member of the MISV Group, directly or indirectly, not to, do any of the following prior to the conclusion of the 2013 Annual Meeting, subject to the compliance by the Company of Sections 2 and 3 hereof; provided that clause (b) below shall apply only to the Mason Hill Entities:

(a) solicit (as such term is defined in National Instrument 51-102 – Continuous Disclosure Obligations) proxies, or engage in, participate in, or in any way initiate, directly or indirectly, any solicitation of shareholders of the Company to vote any voting securities of the Company on any matter, except in all cases as expressly provided in this Agreement;

(b) (i) acquire or agree to acquire, or make any proposal to acquire, directly or indirectly, beneficial ownership of any common shares (or other securities convertible into common shares) issued by the Company, if in any such case, immediately after the taking of such action, the Mason Hill Entities would, in the aggregate, collectively beneficially own more than 15% of the then-outstanding common shares of the Company, or (ii) form a group or otherwise work jointly or in concert in any manner, directly or indirectly, and whether by written or oral agreement, with any other Person such that the beneficial ownership of common shares (or other securities convertible into common shares) of the Mason Hill Entities together with any such Persons would, immediately after taking such action, exceed 15% of the then-outstanding common shares of the Company;

(c) deposit any shares of the Company in any voting trust or subject any shares of the Company to any arrangement or agreement with respect to the voting of any such shares, except as contemplated in this Agreement;

(d) seek, alone or in concert with others, (1) to requisition a meeting of shareholders of the Company, (2) to obtain representation on, or nominate or propose the nomination of any candidate for election to, the Board except as expressly set forth in this Agreement, or (3) to effect the removal of any member of the Board or otherwise alter the composition of the Board;

(e) submit any shareholder proposal pursuant to Division 7 of the Business Corporations Act (British Columbia) (the "B.C. Corporations Act"); or

(f) advise, assist or encourage or negotiate with any other Person to take any action inconsistent with the foregoing.

8.	Representations and Warranties.

(a)	Each of the members of the MISV Group represents and warrants as follows as of the date hereof:

(i)	Each member of the MISV Group has the power and authority to execute, deliver and carry out the terms and provisions of this Agreement.

(ii)
This Agreement has been duly and validly authorized, executed and delivered by each member of the MISV Group, constitutes a valid and binding obligation and agreement of each such member and is enforceable against each such member in accordance with its terms.

(iii)
Each member of the MISV Group is the beneficial owner of the number of common shares of the Company set forth on Schedule B hereto and such common shares in the aggregate constitute all of the voting securities of the Company beneficially owned or controlled by the members of the MISV Group and their Affiliates.

(iv)	Each of the MISV Nominees is qualified to serve as a director under the B.C. Corporations Act.

(b)	The Company hereby represents and warrants as follows as of the date hereof:

(i)	The Company has the power and authority to execute, deliver and carry out the terms and provisions of this Agreement.

(ii)
This Agreement has been duly and validly authorized, executed and delivered by the Company, constitutes a valid and binding obligation and agreement of the Company and is enforceable against the Company in accordance with its terms.

9.	Remedies; Breaches.

(a) Each of the members of the MISV Group, on the one hand, and the Company, on the other hand, acknowledges and agrees that irreparable harm to the other party hereto will occur in the event any of the provisions of this Agreement was not performed in accordance with its specific terms or was otherwise breached and that such injury may not be adequately compensable in damages.  It is accordingly agreed that the members of the MISV Group, on the one hand, and the Company, on the other hand, shall, in addition to any other remedy to which they may be entitled at law or in equity, each be entitled to seek specific enforcement of, and injunctive relief to prevent any violation of, the terms hereof, and the other party hereto will not take any action, directly or indirectly, in opposition to the party seeking relief on the grounds that any other remedy or relief is available at law or in equity.

(b) Each member of the MISV Group, severally and not jointly, on the one hand, and the Company, on the other hand, acknowledges that it shall be liable for any breach of this Agreement by any of its Affiliates, directors, officers, employees, agents or other Persons acting on their behalf and that it shall inform its directors, officers, employees and agents of the terms of this Agreement and shall cause them to comply with the terms and conditions set forth herein.

10.	Termination.

Except as set forth herein, the provisions of this Agreement shall terminate upon, and this Agreement shall remain in full force and effect and shall be fully binding on the parties hereto in accordance with the provisions hereof until, the termination of the 2013 Annual Meeting.  No termination pursuant to this Section 10 shall relieve any party hereto from any liability for any breach of this Agreement prior to such time.

11.	No Waiver.

Any waiver by any party of a breach of any provision of this Agreement shall not operate as or be construed to be a waiver of any other breach of such provision or of any breach of any other provision of this Agreement.  The failure of a party to insist upon strict adherence to any term of this Agreement on one or more occasions shall not be considered a waiver or deprive that party of the right thereafter to insist upon strict adherence to that term or any other term of this Agreement.

12.	Successors and Assigns.

No party may assign any of its rights or benefits under this Agreement, or delegate any of its duties or obligations, except with the prior written consent of the other parties.  This Agreement shall enure to the benefit of and shall be binding on and enforceable by and against the parties and their respective successors or heirs, executors, administrators and other legal personal representatives, and permitted assigns.

13.	Entire Agreement; Amendments.

This Agreement constitutes the entire agreement between the parties with respect to the subject matter hereof and supercedes all prior agreements, understanding, negotiations and discussions, whether written or oral.  There are no conditions, restrictions, agreements, promises, representations, warranties, covenants or other provisions, express or implied, collateral, statutory or otherwise, relating to the subject matter hereof except as provided herein.  This Agreement may be amended only by a written instrument duly executed by the parties or their respective successors or permitted assigns.

14.	Notices.

All notices, demands and other communications to be given or delivered under or by reason of the provisions of this Agreement shall be in writing and shall be deemed to have been given (a) when delivered by hand (with written confirmation of receipt), (b) upon sending if sent by electronic mail or facsimile, with electronic confirmation of sending, provided, however, that a copy is sent on the same day by registered mail, return receipt requested, in each case to the appropriate mailing and electronic mail or facsimile address set forth below, (c) one (1) day after being sent by North American recognized overnight carrier to the addresses set forth below or (d) when actually delivered if sent by any other method that results in delivery (with written confirmation of receipt):

(a)	If to the Company:

MAG Silver Corp.
Suite 770, 800 West Pender Street
Vancouver, British Columbia V6C 2V6
Attn: President and CEO
Fax: (604) 681-0894

with a copy (which shall not constitute notice) to:

Davies Ward Phillips & Vineberg LLP
44th Floor 1 First Canadian Place
Toronto, Ontario  M5X 1B1

Attn:           Kevin Thomson and Melanie Shishler
Fax:           (416) 863-0871

- and –

(b)	If to the MISV Group or the Mason Hill Entities:

c/o Equinox Partners, L.P.
623 Fifth Avenue, 27th Floor
New York, NY 10022
Attn:           Marco LoCascio
Fax:           (212) 832-2215

with a copy to (which shall not constitute notice):

Osler, Hoskin & Harcourt LLP
620 8th Avenue – 36th Floor
New York, NY 10018
Attn:           Randall Pratt
Fax:           (212) 867-5802

and

Olshan Frome Wolosky LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
Attn: Steve Wolosky and Michael Neidell
Fax: (212) 451-2222

in each case, or to such other address as the Person to whom notice is given may have previously furnished to the others in writing in the manner set forth above.

15.	Governing Law and Submission to Jurisdiction.

(a) This Agreement shall be interpreted and enforced in accordance with, and the respective rights and obligations of the parties shall be governed by, laws of the Province of Ontario and the federal laws of Canada applicable therein.

(b) Each of the parties irrevocably and unconditionally (i) submits to the non-exclusive jurisdiction of the courts of the Province of Ontario over any action or proceeding arising out of or relating to this Agreement, (ii) waives any objection that it might otherwise be entitled to assert to the jurisdiction of such courts and (iii) agrees not to assert that such courts are not a convenient forum for the determination of any such action or proceeding.

16.	Counterparts.

This Agreement may be executed and delivered in any number of counterparts, with the same effect as if all parties had signed and delivered the same document, and all counterparts shall be construed together to be an original and will constitute one and the same agreement.

17.	Severability.

If any provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or unenforceable in any respect, all other provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party hereto.

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MAG SILVER CORP.
by	"Jonathan A. Rubenstein"
Name: Jonathan A. Rubenstein
Title: Chairman
"Eric H. Carlson"
Name: Eric H. Carlson
Title: Director

(Witness)	"Jeffrey E. Eberwein"
Witness	Jeffrey E. Eberwein

(Witness)	"Charles M. Gillman"
Witness	Charles M. Gillman

MASON HILL PARTNERS, LP By: Equinox Asset Management LLC, General Partner
By:	"Sean M. Fieler"
Name: Sean M. Fieler
Title: Manager

EQUINOX PARTNERS, L.P. By: Equinox Asset Management LLC, General Partner
By:	"Sean M. Fieler"
Name: Sean M. Fieler
Title: Manager

MASON HILL ADVISORS LLC
By:	"Sean M. Fieler"
Name: Sean M. Fieler
Title: Manager

EQUINOX ASSET MANAGEMENT LLC
By:	"Sean M. Fieler"
Name: Sean M. Fieler
Title: Manager

EQUINOX ILLIQUID FUND, LP By: Equinox Illiquid General Partner, LP, General Partner
By:	"Sean M. Fieler"
Name: Sean M. Fieler
Title: Authorized Signatory
EQUINOX ILLIQUID GENERAL PARTNER, LP
By:	"Sean M. Fieler"
Name: Sean M. Fieler
Title: Authorized Signatory

(Witness)	"Sean M. Fieler"
Witness	Sean M. Fieler

CCM OPPORTUNISTIC PARTNERS, LP By: CCM Opportunistic Partners GP, LP, General Partner By: CCM GP, LLC, General Partner
By:	"Alfred John Knapp, Jr."
Name: Alfred John Knapp, Jr.
Title: Manager

CCM OPPORTUNISTIC ADVISORS, LLC
By:	"Alfred John Knapp, Jr."
Name: Alfred John Knapp, Jr.
Title: Manager

(Witness)	"Alfred John Knapp, Jr."
Witness	Alfred John Knapp, Jr.

SCHEDULE A

MISV GROUP MEMBERS

Jeffrey E. Eberwein

Charles M. Gillman

Mason Hill Partners, LP

Equinox Partners, L.P.

Mason Hill Advisors LLC

Equinox Asset Management LLC

Equinox Illiquid Fund, LP

Equinox Illiquid General Partner, LP

Sean M. Fieler

CCM Opportunistic Partners, LP

CCM Opportunistic Advisors, LLC

Alfred John Knapp, Jr.

SCHEDULE B

BENEFICIAL OWNERSHIP OF COMMON SHARES OF THE COMPANY

Beneficial Owner	Number of Common Shares Beneficially Owned
Jeffrey E. Eberwein	200,0001
Charles M. Gillman	0
Mason Hill Partners, LP	493,800
Equinox Partners, L.P.	4,946,5102
Mason Hill Advisors LLC
0 (As the investment advisor of each of Mason Hill Partners, LP, Equinox Partners, L.P. and Equinox Illiquid Fund, LP, Mason Hill Advisors LLC may be deemed the beneficial owner of the 5,455,310 common shares owned in the aggregate by Mason Hill Partners, LP, Equinox Partners, L.P. and Equinox Illiquid Fund, LP.)

Equinox Asset Management LLC
0 (As the sole general partner of each of Mason Hill Partners, LP and Equinox Partners, L.P., Equinox Asset Management LLC may be deemed the beneficial owner of the 5,440,310 common shares owned in the aggregate by Mason Hill Partners, LP and Equinox Partners, L.P.)

Equinox Illiquid Fund, LP	15,000
Equinox Illiquid General Partner, LP	0 (As the sole general partner of Equinox Illiquid Fund, LP, Equinox Illiquid General Partner, LP may be deemed the beneficial owner of the 15,000 common shares owned by Equinox Illiquid Fund, LP.)
Sean M. Fieler
0 (As the owner of a controlling interest in Mason Hill Advisors LLC and the managing member of each of Mason Hill Advisors LLC and Equinox Asset Management LLC, Mr. Fieler may be deemed the beneficial owner of the 5,455,310 common shares owned in the aggregate by Mason Hill Partners, LP, Equinox Partners, L.P. and Equinox Illiquid Fund, LP.)

1 Includes 100,000 Common Shares subscribed for in a private placement offering conducted by the Company that is expected to close on or about the date hereof.

2 Includes 248,710 Common Shares subscribed for in a private placement offering conducted by the Company that is expected to close on or about the date hereof.

CCM Opportunistic Partners, LP	42,453
CCM Opportunistic Advisors, LLC
42,453 (As the investment manager of CCM Opportunistic Partners, LP, CCM Opportunistic Advisors, LLC may be deemed the beneficial owner of the 42,453 common shares owned by CCM Opportunistic Partners, LP.)

Alfred John Knapp, Jr.
134,050 (As the manager of CCM Opportunistic Advisors, LLC, Mr. Knapp may be deemed the beneficial owner of the 42,453 common shares owned by CCM Opportunistic Partners, LP, in addition to the 134,050 shares of Common Stock owned by him individually).

SCHEDULE C

PRESS RELEASE

[Press release filed separately]